SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Tiptree Financial Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

88822Q103

(CUSIP Number)

July 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.88822Q103

(1)	Names of Reporting Persons Nomura Securities Co., Ltd

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power 1,134,762

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 1,134,762

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,762

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 11.05%

(12)	Type of Reporting Person (See Instructions) FI

CUSIP No.88822Q103

(1)	Names of Reporting Persons Nomura Holdings, Inc.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power 1,134,762

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 1,134,762

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,762

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 11.05%

(12)	Type of Reporting Person (See Instructions) HC

FOOTNOTES

This schedule 13G is being filed on behalf of Nomura Securities Co., Ltd (“NSC”) which is the beneficial owner of 1,134,762 shares of Class A Common Stock issued by Tiptree Financial Inc. NSC is a wholly owned subsidiary of Nomura Holdings, Inc. (“NHI”), and accordingly NHI may be deemed to beneficially own the shares of common stock held by NSC.

Item 1(a)	Name of Issuer: Tiptree Financial Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 780 Third Avenue, 21st Floor, New York, New York 10017

Item 2(a)	Name of Person Filing: Nomura Securities Co., Ltd Nomura Holdings, Inc.
2(b)	Address or Principal Business Office or, if none, Residence: 1-9-1 Nihonbashi, Chuo-ku, Tokyo 103-8645, Japan
2(c)	Citizenship: Japan
2(d)	Title of Class of Securities: Class A Common Stock, par value $0.001 per share
2(e)	CUSIP No.: 88822Q103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☒	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,134,762
(b) Percent of class: 11.05%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0.
(ii) Shared power to vote or to direct the vote 1,134,762.
(iii) Sole power to dispose or to direct the disposition of 0.
(iv) Shared power to dispose or to direct the disposition of 1,134,762.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Inapplicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Nomura Securities Co., Ltd is a wholly owned subsidiary of Nomura Holdings, Inc.

Item 8.	Identification and Classification of Members of the Group.
Inapplicable

Item 9.	Notice of Dissolution of Group.
Inapplicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

By signing below for Nomura Securities Co., Ltd, I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Nomura Securities Co., Ltd is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nomura Securities Co., Ltd

Dated:	February 14, 2014

/s/ Yasuhito Tominaga
Signature

Yasuhito Tominaga/ Head of Trading Compliance
Name/Title

Nomura Holdings, Inc.

Dated:	February 14, 2014

/s/ Hisato Miyashita
Signature

Hisato Miyashita / Group Compliance Head
Name/Title

Index to Exhibits

Exhibit	Exhibit

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 14, 2014.

Nomura Securities Co., Ltd

Dated:	February 14, 2014

/s/ Yasuhito Tominaga
Signature

Yasuhito Tominaga/ Head of Trading Compliance
Name/Title

Nomura Holdings, Inc.

Dated:	February 14, 2014

/s/ Hisato Miyashita
Signature

Hisato Miyashita / Group Compliance Head
Name/Title